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                              June 14, 2021

       Jeff Ross
       Chief Executive Officer
       Miromatrix Medical Inc.
       10399 West 70th Street
       Eden Prairie, MN 55344

                                                        Re: Miromatrix Medical
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 28, 2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 10, 2021
                                                            File No. 333-256649

       Dear Mr. Ross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Capitalization, page 8

   1. We note the pro forma balance sheet amounts reflects the settlement of the Cheshire Note either with a portion
of the offering proceeds or through the conversion of the Cheshire
                                                        Note into shares of
common stock. We also note that the Cheshire Note had an interest rate of 20% as of
December 1, 2020. In this regard, please address what consideration was given to providing
pro forma information showing the impact of the settlement on interest expense and
earnings per share amounts. Rule 11-02(a)(1) of Regulation S-X indicates a narrative
description of the pro forma effects of a transaction may be disclosed in lieu of pro forma
financial statements in certain circumstances where there are a limited
 Jeff Ross
Miromatrix Medical Inc.
June 14, 2021
Page 2
      number of pro forma adjustments and those adjustments are easily understood.
Mount Sinai, page 97

2. Please revise to explain the parties' respective intellectual property rights under the collaboration agreement.
       You may contact Nudrat Salik at 202-551-3692 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameJeff Ross
                                                             Division of
Corporation Finance
Comapany NameMiromatrix Medical Inc.
                                                             Office of Life
Sciences
June 14, 2021 Page 2
cc:       Jonathan Zimmerman
FirstName LastName